Exhibit 99.1

May 4, 2012

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI51-102”), we advise of the results of the voting on the matters submitted to the annual general and special meeting (“Meeting”) of the shareholders (“Shareholders”) of New Gold Inc. (“Company”) held on May 2, 2012 in Toronto, Ontario.  At the Meeting, Shareholders were asked to consider certain annual and special meeting matters.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Approval of Board Size Resolution

By a vote by show of hands, the setting of the number of directors of the Company at seven was approved.

Item 2: Election of Directors

Each of the seven nominees in the Company’s management information circular dated March 29, 2012 (“Circular”) were elected as directors of the Company by a majority vote cast by ballot.  The Company’s Shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes			Percentage of Votes Cast
	in Favour	Against	Withheld	in Favour	Against	Withheld
James Estey	244,200,889	0	59,473,039	80.42%	0.00%	19.58%
Robert Gallagher	281,026,633	0	22,647,296	92.54%	0.00%	7.46%
Vahan Kololian	297,515,917	0	6,158,012	97.97%	0.00%	2.03%
Martyn Konig	290,551,504	0	13,122,425	95.68%	0.00%	4.32%
Pierre Lassonde	297,508,205	0	6,165,724	97.97%	0.00%	2.03%
Randall Oliphant	280,598,624	0	23,075,305	92.40%	0.00%	7.60%
Raymond Threlkeld	242,337,130	0	61,336,799	79.80%	0.00%	20.20%

Item 3: Appointment of Auditor

By a vote by way of show of hands, Deloitte & Touche LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.

Item 4: Approval of Shareholder Rights Plan

By a vote by way of show of hands, the Company’s Shareholder Rights Plan dated March 23, 2012, as adopted by the Board (with the proposed amendments as filed on SEDAR and discussed by the Chairman at the Meeting), a summary of which is attached to the Circular as Schedule "B", and the full text of which is available on SEDAR at www.sedar.com, was ratified and confirmed as the Shareholder Rights Plan of the Company.

New Gold Inc.

"Susan Toews"
Susan Toews
Vice President Legal Affairs